UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.   )*

Thermadyne Holdings Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

883435307

 (CUSIP Number)

January 25, 2006

 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 883435307
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Yaupon Partners L.P. 04-3429603

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

5.		Sole Voting Power 726,976

Number of Shares	6.	Shared Voting Power 0
Beneficially Owned by Each	7.	Sole Dispositive Power 726,976
Reporting Person With	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 726,976

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.45%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Lakeway Capital Management, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

5.		Sole Voting Power 1,154,246
Number of Shares	6.	Shared Voting Power 0
Beneficially Owned by Each	7.	Sole Dispositive Power 1,154,246
Reporting Person With	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,154,246

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.66%

12.	Type of Reporting Person (See Instructions) IA

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Robert Lietzow

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

5.		Sole Voting Power 1,154,246
Number of Shares	6.	Shared Voting Power 0
Beneficially Owned by Each	7.	Sole Dispositive Power 1,154,246
Reporting Person With	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,154,246

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.66%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer Thermadyne Holdings Corp.
	(b)	Address of Issuer’s Principal Executive Offices 16052 Swingley Ridge Road, Suite 300 Chesterfield, MO 63017
Item 2.
	(a)	Name of Person Filing
	(b)	Address of Principal Business Office or, if none, Residence
	(c)	Citizenship

This Statement is being filed by Yaupon Partners, L.P. whose principal office is located at 840 Apollo Street, Suite 223, El Segundo, California 90245.  Yaupon Partners, L.P. may be deemed to have sole power to vote and dispose of 726,976 shares of Common Stock held of record by it. Lakeway Capital Management, LLC whose principal office is located at 840 Apollo Street, Suite 223, El Segundo, California 90245, is the general partner of Yaupon Partners, L.P. and as general partner may be deemed to have sole power to vote and dispose of a total of 726,976 shares of Common Stock held of record by Yaupon Partners, L.P. Lakeway Capital Management, LLC is an investment adviser registered with the State of California and has sole dispositive power with respect to a total of 1,154,246 shares of Common Stock managed by it on behalf Yaupon Partners, L.P. and its other clients.  Robert Lietzow, whose address is 840 Apollo Street, Suite 223, El Segundo, California 90245, as sole manager and sole member of Lakeway Capital Management, LLC may be deemed to have sole power with respect to 1,154,246 shares of Common Stock managed by Lakeway Capital Management, LLC.  Lakeway Capital Management, LLC and Robert Lietzow hereby disclaim beneficial ownership of, the foregoing shares.

	(d)	Title of Class of Securities
	(e)	CUSIP Number
This statement is being filed as to the Common Stock of Thermadyne Holdings Corp., CUSIP Number 883435307.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not applicable.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Yaupon Partners, L.P.

(a)	Amount beneficially owned: 726,976
(b)	Percent of class: 5.45%
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote 726,976
(ii)	Shared power to vote or to direct the vote 0
(iii)	Sole power to dispose or to direct the disposition of 726,976
(iv)	Shared power to dispose or to direct the disposition of 0
Lakeway Capital Management, LLC

(a)	Amount beneficially owned: 1,154,246
(b)	Percent of class: 8.66%
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote 1,154,246
(ii)	Shared power to vote or to direct the vote 0
(iii)	Sole power to dispose or to direct the disposition of 1,154,246
(iv)	Shared power to dispose or to direct the disposition of 0

Robert Lietzow
(a)	Amount beneficially owned: 1,154,246
(b)	Percent of class: 0%
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote 1,154,246
(ii)	Shared power to vote or to direct the vote 0
(iii)	Sole power to dispose or to direct the disposition of 1,154,246
(iv)	Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 1, 2006

Robert Lietzow		Yaupon Partners , L.P.

By:	/s/ Robert Lietzow	By:	/s/ Robert Lietzow
	Robert Lietzow		Robert Lietzow,
Managing Member of its General Partner,
Lakeway Capital Management, LLC
Lakeway Capital Management LLC
By:	/s/ Robert Lietzow Robert Lietzow, Managing Member